

January 2, 2013

<u>Via Email</u>
Mr. Maurice R. Ferré, M.D.
Chief Executive Officer and Chairman
MAKO Surgical Corp.
2555 Davie Road
Fort Lauderdale, FL 33317

  Re: **MAKO Surgical Corp.**
    Form 10-K for the Fiscal Year Ended December 31, 2011
    Filed March 8, 2012
    File No. 001-33966

Dear Mr. Ferré:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Kevin L. Vaughn

       Kevin L. Vaughn
       Accounting Branch Chief